Exhibit 99


                              N E W S R E L E A S E

              MEDCATH INCORPORATED ANNOUNCES THIRD QUARTER RESULTS

Third Quarter Highlights:

      Record Profitability in Physician Practice Management and Diagnostics Divisions
      Three Additional Physicians Invest in McAllen Heart Hospital
      McAllen Heart Hospital Experiences Strong July Volume
      Financing Obtained for Land Purchase and Construction of Tucson Heart Hospital
      Alternate Option Now Available for New Hospital Medicare Certification Company Confirms Its Medicare Accounting Conforms to GAAP and Industry Practices
      One of the Two Cardiology Groups Invested in the McAllen Heart Hospital Adds Three New Physicians

Charlotte,   North   Carolina   (August   1,   1996)  -   MedCath   Incorporated
(Nasdaq/NM:MCTH) today announced financial results for the quarter and nine months ended June 30, 1996.

         Stephen R. Puckett, president of MedCath Incorporated, said, "The Company continues to experience superior profit contribution from our Physician Practice Management and Diagnostics Divisions. The success of these divisions permits us to focus resources on improving the operating performance and physician relationships at our new heart hospital in McAllen, Texas. We are also devoting considerable effort to ensuring the continued progress of our three other heart hospitals which are in various stages of development in Little Rock, Arkansas, Tucson, Arizona, and Austin, Texas. We remain excited and very bullish about the profit potential of all four of our heart hospital projects."

         Mr. Puckett also said, "I would be remiss if I did not express my personal disappointment about the decline, in the value of our common stock. Although we believe much of the decline is attributable to factors beyond our control, including erroneous newspaper articles, it is our job as managers to maintain a steady course and, through our actions and performance, to rekindle investor interest in our strategy and our stock. Please understand that this is a responsibility which we accept and a mission to which we are fully committed."

Financial Results:

Revenues for the third quarter ended June 30, 1996, increased 77% to $18.4 million compared with $10.4 million for the same period in 1995. Net income for the third quarter ended June 30, 1996, increased 3 % to $1.2 million, or $0.10 per share, on 11.3 million shares, compared with $1.1 million, or $0.13 per share, on 8.8 million shares for the same period in 1995. The third quarter was negatively impacted by $0.05 per share from the unanticipated recognition of 100% of the operating losses of the McAllen Heart Hospital partnership. Because the cumulative losses that have been allocated to the limited partners exceed their capital contribution, the Company can no longer allocate any losses to its minority partners and began recognizing 100% of the partnership's operating losses. The Company will have to continue recognizing 100% of the partnership's losses until such time as the partnership begins operating profitably, at which time the Company will be entitled to recognize 100% of the partnership's earnings to the extent it has previously recognized a disproportionate share of the partnership's losses.

MCTH Announces Third Quarter Results
Page 2
August 1, 1996


         For the nine months ended June 30, 1996, revenues increased 54% to $46.9 million compared with $30.4 million for the same period in 1995. Net income for the nine months ended June 30, 1996, increased 16% to $3.7 million, or $0.38 per share on 9.8 million shares, compared with $3.2 million, or $0.39 per share, on 8.2 million shares before the extraordinary loss for the same period in 1995.

         Mr. Puckett further stated, "Based on the July procedure volumes and average daily census at the McAllen Heart Hospital, the fourth quarter looks promising. We expect that the hospital's operating results will continue to improve through the fourth quarter and, accordingly, we estimate that the Company's earnings for the fourth quarter to be in the range of $0.09 to $0.14 per share."

Other Significant Developments:

         Strong Results in Physician Practice Management and Diagnostics Divisions. During the quarter, these divisions achieved record performance which significantly impacted the profitability of the Company. The Company will further expand by opening three new facilities by the end of calendar 1996: Cape Cod Cardiac Cath, Hyannis, Massachusetts, in August 1996; Gaston Cardiology
Services, Gastonia, North Carolina, in October 1996; and Cardiac Diagnostic Center, Raleigh, North Carolina, in October 1996. The Company manages two physician practices having a total of 66 physicians under management, an increase of 35% from 49 physicians under management at September 30, 1995.

         Commenting on the Company's success in these divisions, Mr. Puckett said, "With the opening of the three new facilities later this year, over 325 cardiologists will perform services or have privileges at facilities within these divisions. We are indeed fortunate to have these strong divisions to ensure the Company's profitability during the development stage for our heart hospital division, which we expect to be a major contributor to the Company's success in the future.

         McAllen Heart Hospital, McAllen, Texas. The Company opened its first heart hospital, McAllen Heart Hospital, on January 18, 1996. During the month of July 1996, the hospital's sixth full month of operations, the hospital enjoyed the highest monthly gross revenues to date as a result of strong procedure volumes and a higher average daily census than experienced in the third quarter. The July gross revenues exceed those of June by 48%. In July, the hospital performed 149 caths, 44 PTCAs, 36 open heart cases and 46 other invasive and surgical procedures. Average daily census for the month was 28, with the f~rst half of the month averaging 22 and the second half of the month averaging 34. By comparison, for the third quarter, the hospital performed a monthly average of 146 caths, 33 PTCAs, 29 open heart cases and 29 other invasive and surgical procedures. The average daily census for the third quarter was 25.

         Two additional cardiologists and one primary care physician recently invested in the McAllen Heart Hospital, bringing the total number of physician investors in the hospital to 56. Mr. Puckett stated, "We are excited to have added these new physicians to our team of hospital investors. In addition, a cardiology group invested in the hospital has added one cardiologist and two surgeons. This is indicative of the support our hospital is receiving from area physicians and further strengthens our resources to continue to reduce the cost of treating cardiovascular disease."

MCTH Announces Third Quarter Results
Page 3
August 1, 1996

         As a result of  questions  raised in a  newspaper  article  which  were related to the Company's revenue recognition policies for the quarter ended March 31, 1996, the Company engaged its independent auditors, Ernst & Young LLP, to perform certain procedures related to the accounting treatment for billing and recording of Medicare patient revenues in its McAllen Heart Hospital. Based upon the work of Ernst & Young and its own review, the Company believes that the McAllen Heart Hospital records revenues in accordance with GAAP and industry standards. MedCath's reported net revenues at the McAllen Heart Hospital for services provided to Medicare reimbursement-eligible patients during the quarter ended March 31, 1996, were $2.4 million. As of July 29, 1996, MedCath had received reimbursement for 99%, or all but approximately $26,000' of the $2.4 million from either Medicare, Medicare Supplemental payors or Medicare beneficiaries.

         Tucson Heart Hospital, Tucson, Arizona. The Company recently announced that it had obtained financing for the land purchase and construction of its third heart hospital. The financing, which closed on July 19, 1996, is being furnished by a REIT and provides for amounts up to $20 million. The Tucson Heart Hospital is expected to open in July of 1997.

         Arkansas Heart Hospital, Little Rock, Arkansas. This will be MedCath's second heart hospital and is scheduled to open in March 1997. The Company recently announced that it expects the hospital to receive timely Medicare certification and open on schedule. Potential delays in Medicare certification by HCFA due to reduced federal funding are now considered unlikely since the Department of Health and Human Services recently agreed to accept the successful completion of an initial survey by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) for entry into the Medicare program

         Heart Hospital of Austin, Austin, Texas. During the quarter, MedCath announced that it had formed a venture to construct a new $28 million heart hospital in Austin, Texas. This will be MedCath's fourth heart hospital project. The venture plans to complete the 60-bed hospital by late 1997 or early 1998.

Statements contained in this press release which are not historical facts may be considered forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Such risks and uncertainties include construction and development risks associated with heart hospitals; operating losses and negative cash flows during the initial operation of heart hospitals; dependence on physician relationships; dependence on long-term management contracts; fluctuations in quarterly operating results from seasonality, population shifts and other factors; dependence on key management; as well as other risks detailed in the Company's filings with the Securities and Exchange Commission. Results of operations for the nine months ended June 30, 1996, and operating data reported for interim periods are not necessarily indicative of the results and operating data to be expected for the full year.

         MedCath Incorporated is a provider of cardiology and cardiovascular services through the operation of specialized facilities and the management of physician practices. The Company operates one specialty heart hospital and has three additional heart hospitals under development, manages two medical practices comprised of a total of 66 physicians, manages fixed-site cardiac diagnostic and therapeutic centers, and owns and operates mobile cardiac catheterization laboratories serving networks of hospitals.

MCTH Announces Third Quarter Results
Page 4
August 1, 1996


                              MEDCATH INCORPORATED
                              Financial Highlights

                                                Three Months Ended                    Nine Months Ended
                                                     June 30,                             June 30,
                                              1996              1995               1996             1995

Revenue                                $   18,375,810      $  10,367,815     $  46,868,372     $  30,423,579
Operating expenses                        (16,108,336)        (8,239,669)      (39,584,436)      (23,872,181)
                                          ------------      -------------      ------------     -------------

Income from Operations                      2,267,474          2,128,146         7,283,936         6,551,398

Income before income taxes
  and extraordinary item                    1,953,853          1,881,482         6,168,191         5,288,340
Provision for income taxes                   (781,541)          (745,950)       (2,467,276)       (2,086,962)
                                         -------------       -------------     -------------    -------------


Income before extraordinary item             1,172,312         1,135,532         3,700,915         3,201,378
Extraordinary loss on early
  extinguishment of debt (net of tax)                -                 -                 -          (227,951)
                                         --------------      -------------     -------------     -------------

Net income                              $   1,172,312      $   1,135,532      $  3,700,915      $  2,973,427
                                          -------------      -------------     -------------     -------------


Net income per common and common
equivalent share:
    Income before extraordinary item    $        0.10      $        0.13      $       0.38      $       0.39
    Extraordinary loss on early
    extinguishment of debt (net of tax) $           -      $           -      $          -      $      (0.03)

Net income per common and
  common equivalent share               $        0.10      $        0.13      $       0.38      $       0.36
                                          -------------       -------------    -------------      -------------

Weighted average number
of shares outstandina                      11,330, 391          8,844,832        9,814,686         8,210,180
